Exhibit 99.1
Notice of Extraordinary General Meeting

Infosys Limited
Regd. Office : Electronics City, Hosur Road
Bangalore 560 100, India
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362
www.infosys.com

June 15, 2013

Dear Member,

You are cordially invited to attend the Extraordinary General Meeting (EGM) of the members to be held on Saturday, August 3, 2013 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India.

The Notice of the meeting, containing the business to be transacted, is enclosed herewith.
Attendees who are differently-abled and require assistance are requested to contact :

Charles Henry Hawkes
Vice President and Regional Head – Facilities

Infosys Limited,
Electronics City, Hosur Road
Bangalore 560 100, India
Tel.: 91 80 2852 0261 Ext.: 2250
Mobile : 91 98450 15990

Very truly yours,

N. R. Narayana Murthy

Executive Chairman

Enclosure : Notice

Notice

Notice is hereby given that an Extraordinary General Meeting (EGM) of the members of Infosys Limited (hereinafter referred to as ‘the Company’) will be held on Saturday, August 3, 2013 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, to transact the following business :

Special business

1.	To consider and if thought fit, to pass with or without modifications, as a SPECIAL RESOLUTION the following :

RESOLVED THAT pursuant to the provisions of Section 269, 309, 198, and other applicable provisions, read with Schedule XIII of the Companies Act, 1956, including any statutory modification(s) or re-enactment(s) thereof, N. R. Narayana Murthy be and is hereby appointed as Whole-time Director of the Company for a period of five (5) years with effect from June 1, 2013 on the following terms and conditions :

Salary : 1/- per annum

RESOLVED FURTHER THAT N. R. Narayana Murthy shall be entitled to perquisites, allowance and other benefits as per the rules of the Company subject to the applicable laws and as set out in the explanatory statement.

RESOLVED FURTHER THAT, where in any financial year during his tenure of appointment, the Company incurs a loss or its profits are inadequate, the Company shall pay to N. R. Narayana Murthy the remuneration by way of salary, perquisites, allowances and other benefits as specified as a minimum remuneration, subject however to the limits and conditions specified in Schedule XIII of the Companies Act, 1956.

Registered office : Electronics City, Hosur Road Bangalore 560 100, India Bangalore June 15, 2013	by order of the Board of Directors for Infosys Limited /s/ N. R. Ravikrishnan N. R. Ravikrishnan Company Secretary

Notes

1.	A member entitled to attend and vote at the EGM is entitled to appoint a proxy to attend and vote in the meeting and the proxy need not be a member of the Company.
2.	The instrument appointing proxy must be deposited at the Registered Office of the Company not less than 48 hours before the commencement of the meeting.
3.	Members / proxies should bring duly filled Attendance Slips attached herewith to attend the meeting.
4.	The Register of Directors' Shareholding, maintained under Section 307 of the Companies Act, 1956, will be available for inspection by the members at the EGM.
5.	The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the Company.
6.	Members are requested to address all correspondence, including dividend matters, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Plot No. 17 to 24, Near Image Hospital, Vittalrao Nagar, Madhapur 414, Hyderabad 500 081, India.
7.	Infosys is concerned about the environment and utilizes natural resources in a sustainable way. Recently, the Ministry of Corporate Affairs (MCA), Government of India, through its Circular Nos. 17 / 2011 and 18 / 2011, dated April 21, 2011 and April 29, 2011 respectively, permitted companies to send official documents to their shareholders electronically as part of its green initiatives in corporate governance. Recognizing the spirit of the circular issued by the MCA, we have commenced sending documents like the Notice convening the general meetings, Financial Statements, Directors' Report, Auditors' Report, etc., to the email address provided by you with your depositories. We request you to update your email address with your depository participant to ensure that the annual report and other documents reach you on your preferred email account.

Explanatory statement under Section 173 (2) of the Companies Act, 1956

Item 1

N. R. Narayana Murthy, after his appointment as Additional Director, was also appointed Whole-time Director in the designation of Executive Chairman by the Board of Directors in their meeting held on June 1, 2013 for a period of five years with effect from that date. Subsequent to his appointment as Director by the shareholders at the Annual General Meeting held on June 15, 2013, his appointment as Whole-time Director (Executive Chairman) was also confirmed by the Board in its meeting held on June 15, 2013.

The appointment of N. R. Narayana Murthy as Whole-time Director is subject to the approval of the shareholders. The terms and conditions of his appointment are as follows :

1.	Period of appointment – Five (5) years beginning from June 1, 2013 and ending on May 31, 2018, subject to the retirement policy applicable to the Board of Directors of the Company.
2.	Details of remuneration :
	(i)	Salary : 1/- per annum
	(ii)	Perquisites and allowances :
		a)	Club fees : Fees payable subject to a maximum of two clubs
		b)	Provision for driver / driver's salary allowance : As per the rules of the Company
		c)	Personal accident / Medical insurance : As per the rules of the Company
	(iii)	Other benefits :
		a)	Earned / privilege leave : As per the rules of the Company
		b)	Company's contribution to provident fund and superannuation fund : As per the rules of the Company
		c)	Gratuity : As per the rules of the Company
		d)	Encashment of leave : As per the rules of the Company
		e)	Other statutory benefits : As applicable
3.	The agreement executed between the Company and N. R. Narayana Murthy may be terminated by either party by giving six months notice in writing of such termination.
4.	N. R. Narayana Murthy shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors, and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors.

The resolution seeks approval of the members in terms of the provisions of Section 269, 309, 198, and other applicable provisions, if any, read with Schedule XIII of the Companies Act, 1956 and also in compliance of Clause (c) of Part I of Schedule XIII, including any statutory modification(s) or re-enactment(s) thereof, for the time being in force to the appointment of N. R. Narayana Murthy as Whole-time Director for a period of five (5) years commencing from June 1, 2013.

No director except N. R. Narayana Murthy, who may be deemed to be interested or concerned in the resolution as the resolution relates to his appointment, is interested or concerned in the resolution.

The Board accordingly recommends the resolution for the approval of members.

This may also be regarded as an abstract of the terms of contract of appointment of N. R. Narayana Murthy and Memorandum of Interest under Section 302 the Companies Act, 1956. The copies of the relevant resolution of the Board with respect to the appointment are available for inspection by members at the registered office of the Company during working hours on any working day till the date of the Extraordinary General Meeting.

Registered office : Electronics City, Hosur Road Bangalore 560 100, India Bangalore June 15, 2013	by order of the Board of Directors for Infosys Limited /s/ N. R. Ravikrishnan N. R. Ravikrishnan Company Secretary

Additional information on the director recommended for appointment

N. R. Narayana Murthy Executive Chairman

Narayana Murthy is the Executive Chairman of Infosys Limited, a global software consulting company headquartered in Bangalore, India. He founded Infosys in 1981, served as the CEO from 1981 – 2002, as the Chairman and Chief Mentor from 1981 – 2011, and as the Chairman Emeritus from August 2011 – May 2013. Under his leadership, Infosys was listed on NASDAQ in 1999.

Murthy articulated, designed and implemented the Global Delivery Model which has become the foundation for the huge success in IT services outsourcing from India. He has led key corporate governance initiatives in India. He is an IT advisor to several Asian countries.

He serves on the boards of the Ford Foundation, Rhodes Trust, the Indian School of Business and the UN Foundation. He served as a member of the HSBC board between 2008 and 2012 and the Unilever board between 2007 and 2010. He was the Chairman of the International Institute of Information Technology, Bangalore between 2002 and 2012 and the Chairman of the Indian Institute of Management, Ahmedabad between 2002 and 2007. He has also served on the boards of Cornell University, Singapore Management University, INSEAD (Paris), Wharton School and the Graduate School of Business at Stanford University.

Murthy was listed as one among the ‘12 greatest entrepreneurs of our time’ by the Fortune magazine in 2012. The Economist ranked him among the ten most admired global business leaders in 2005. He has been awarded the Padma Vibhushan by the Government of India, the Légion d'honneur by the Government of France, and the CBE by the British government. He is the first Indian winner of Ernst and Young’s World Entrepreneur of the Year award and the Max Schmidheiny Liberty prize. He has appeared in the rankings of businessmen and innovators published by Businessweek, Time, CNN, Fortune, India Today, Business Standard, Forbes and Financial Times. He is a Fellow of the Indian National Academy of Engineering and a foreign member of the US National Academy of Engineering. He was awarded the 2012 Hoover Medal and the James C. Morgan Global Humanitarian Award 2012 by the Tech Museum, California. He received the 2007 Ernst Weber Medal from the Institute of Electrical and Electronics Engineers, Inc., USA (IEEE). He has about 25 honorary doctorates from universities in India and abroad.